FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Notice on Short-form Merger

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 19, 2005

Commission File Number    09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:January 19, 2005

MITSUI & CO., LTD.
By:	/s/ Tasuku Kondo
Name:	Tasuku Kondo
Title:	Executive Director Executive Vice President Chief Financial Officer

January 19, 2005

Mitsui & Co., Ltd

To: All Relevant Parties

Notice on Short-form Merger

     Mitsui & Co., Ltd. (“Mitsui”) hereby announces that, at its Meeting of the Board of Directors on January 19, 2005, it decided to merge with Mitsui Sakhalin Development Co. Ltd. (”MSD”) on March 31, 2005. The details of the transaction are as follows.

1.	Purpose of Merger

MSD is a wholly-owned subsidiary of Mitsui, and a holding vehicle for Mitsui’s investment in Sakhalin Energy Investment Co., Ltd. (“SEIC”). SEIC is engaged in the Sakhalin II Crude Oil and LNG Exploration, Development and Production Project (“Sakhalin II Project”) promoted by Mitsui. Mitsui Sakhalin Holdings B.V. (“MSH”) was subsequently established in Netherlands to flexibly respond to the recycling of cash flow in conjunction with the phased development of the Sakhalin II Project. Mitsui is hereby executing a short-form merger with MSD in order to simplify its financing structure and make MSH the only holding vehicle for its investment in SEIC.

2.	Outline of Transaction

(1)	Date of Merger

Board of Directors Meeting to Approve Merger Agreement January 19, 2005

Signing of Merger Agreement January 19, 2005

General Shareholders’ Meeting to Approve Merger Agreement

Mitsui	The merger will be effected without obtaining the approval of the General Shareholders’ Meeting in accordance with the provisions of Article 413.3.1 of the Commercial Code of Japan
MSD	February 4, 2005
Date of Merger	Scheduled for March 31, 2005
Registration of Merger	Scheduled for March 31, 2005

(2)	Method of Merger

Mitsui will be the surviving company, and MSD will be dissolved. No new shares will be issued and the paid-in capital will not be increased due to this merger as Mitsui owns all of MSD’s outstanding shares.

(3)	Merger Consideration

No consideration will be paid in this merger.

(4)	Outline of Parties to Merger (as of September 30, 2004)

(1) Co. Name	Mitsui (surviving company)	MSD (company to be dissolved)
(2) Business	Refer to 3(2) below	Investment in the Sakhalin II Project
(3) Date of Establishment	July 25, 1947	November 24, 1993
(4) Location of Head Office	1-2-1 Ohtemachi, Chiyoda-ku, Tokyo	1-2-1 Ohtemachi, Chiyoda-ku, Tokyo
(5) Representative	Shoei Utsuda	Yoshiyuki Kagawa
(6) Capital	¥192,492,000,000	¥21,960,000,000
(7) Total Outstanding Shares	1,583,687,322	439,200
(8) Shareholder Equity	¥736,511,000,000	¥21,277,000,000
(9) Total Assets	¥4,339,022,000,000	¥21,277,000,000
(10) Closing of Accounts	End of March	End of March
(11) Number of Employees	6,024	0
(12) Principal Clients	—	Mitsui
(13) Largest Shareholders and Holding Ratio	Refer to*1 below.	Mitsui 100%
(14) Principal Transaction Banks	Sumitomo Mitsui Banking Corporation, Mizuho Corporate Bank, Limited, The Bank of Tokyo Mitsubishi, Limited, the Chuo Mitsui Trust and Banking Co. Limited, and the Japan Bank for International Cooperation	No bank loans.
(15) Relationship of Companies	Capital	Mitsui has all outstanding shares of MSD.
	Personnel	All officers of MSD have been dispatched or seconded from Mitsui.
	Transactions	Mitsui finances the full amount of MSD’s capital requirement.

*	1 The Master Trust Bank of Japan, Limited (10.9%), Japan Trustee Services Bank, Limited (8.56%), Mitsui Life Insurance Co., Ltd. (3.62%), Sumitomo Mitsui Banking Corporation (2.62%), The Chuo Mitsui Trust and Banking Co., Ltd. (2.36%), and others

(5)	Performance Results of Three Most Recent Closing of Accounts

	Mitsui & Company Limited				Mitsui Sakhalin Development Co. Ltd.
Closing of Accounts	02/March	03/March	04/March	04/Sept.	02/March	03/March	04/March	04/Sept.
Sales	9,301,198	9,419,359	9,936,896	5,123,768	0	0	0	0
Operating Income	13,514	29,412	20,916	14,146	-3	-12	-12	-6
Ordinary Profits	55,503	80,771	60,175	85,664	-3	-12	-12	-6
Current Net Earnings	13,634	9,481	11,753	40,646	-3	-14	-13	-6
Current Net Earnings Per Share	8.61	5.97	7.39	25.68	-6.55	-30.95	-29.13	-13.8
Dividends Per Share	8	8	8	5	0	0	0	0
Shareholders Equity Per Share	441.23	408.41	444.36	465.28	48,520.04	48,488.16	48,458.56	48,444.90

(Unit: Million Yen)

     *MSD’s performance results for the fiscal year ended March 2002 reflect the closing of accounts for three months due to changes in the closing of accounting period.

3.	After Completion of Merger

(1)	Company Name: Mitsui & Company Limited

(2)	Businesses:	Utilizes the ability to obtain information and overall company strength of bases that span the globe in various industries including metals, machines and information, chemical products, energy, lifestyle products, distribution and finance, and is developing various businesses such as sales of products in Japan, importing and exporting, foreign trade, and, in addition, development of resources and development of technology in new fields.

(3)	Location of Head Office: 1-2-1 Ohtemachi, Chiyoda-ku, Tokyo

(4)	Representative : Shoei Utsuda

(5)	Capital: ¥192,492,000,000

Note: New shares will not be issued nor capital will be increased due to the merger.

(6)	Total Assets: Merger to have a minimal impact on total assets.

(7)	Closing of Accounts: End of March, 2005

(8)	Impacts on Business Performance:

This merger will have minimal impact on Mitsui’s business performance.

For further information, Please contact

Mitsui & Co., Ltd.

Corporate	Communications Division Tel: +81-3-3285-7564

Investor	Relations Division Tel: +81-3-3285-7910